Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 4 DATED JULY 19, 2023
TO THE PROSPECTUS DATED APRIL 18, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 18, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of August 1, 2023;
•to disclose the calculation of our June 30, 2023 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

For the month ended June 30, 2023, BREIT’s Class I NAV per share was $14.69 and Class I total return was 1.0% (not annualized).1

On or around July 20, 2023, the Company expects to publish its Q2 2023 Update for stockholders which will be available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

August 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2023 (and repurchases as of July 31, 2023) is as follows:

Transaction Price (per share)
Class S	$14.6762
Class I	$14.6852
Class T	$14.4528
Class D	$14.3606
Class C	$15.0023
The August 1 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2023 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since June 30, 2023 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2023 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2023 ($ and shares in thousands):
1 BREIT’s Class D NAV per share was $14.36, Class S NAV per share was $14.68, Class T NAV per share was $14.45 and Class C NAV per share was $15.00. BREIT’s Class D total return was 0.9%, Class S total return was 0.9%, Class T total return was 0.9%, and Class C total return was 1.0% for June 2023.

Components of NAV	June 30, 2023
Investments in real estate	$115,100,329
Investments in real estate debt	9,249,766
Investments in unconsolidated entities	10,234,234
Cash and cash equivalents	1,866,184
Restricted cash	789,952
Other assets	5,515,404
Mortgage notes, term loans, and revolving credit facilities, net	(61,785,871)
Secured financings on investments in real estate debt	(4,741,658)
Subscriptions received in advance	(107,215)
Other liabilities	(3,139,880)
Accrued performance participation allocation	—
Management fee payable	(70,843)
Accrued stockholder servicing fees(1)	(17,191)
Non-controlling interests in joint ventures	(5,134,163)
Net asset value	$67,759,048
Number of outstanding shares/units	4,619,692
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2023, the Company has accrued under GAAP $1.1 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2023 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$22,861,418	$39,674,057	$960,906	$2,351,892	$30,537	$1,880,238	$67,759,048
Number of outstanding shares/units	1,557,725	2,701,636	66,486	163,774	2,035	128,036	4,619,692
NAV Per Share/Unit as of June 30, 2023	$14.6762	$14.6852	$14.4528	$14.3606	$15.0023	$14.6852
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.0%	5.5%
Industrial	7.1%	5.8%
Net Lease	7.2%	5.7%
Hospitality	9.8%	9.1%
Data Centers	7.4%	6.2%
Self Storage	7.0%	5.6%
Office	6.9%	5.4%
Retail	7.2%	6.1%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. In addition, the valuations for our two largest sectors (rental housing and industrial) assume high single digit net operating income growth in 2023 given our below market rents and short duration leases. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.2%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.6)%	(0.9)%	(1.8)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+3.4%	+2.7%	+1.4%	+1.4%	+2.9%	+3.5%	+2.7%
(weighted average)	0.25% increase	(2.8)%	(3.1)%	(2.4)%	(1.3)%	(1.2)%	(2.6)%	(3.1)%	(2.5)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2023 ($ and shares in thousands):

Components of NAV	May 31, 2023
Investments in real estate	$116,857,636
Investments in real estate debt	9,603,993
Investments in unconsolidated entities	9,792,515
Cash and cash equivalents	2,416,837
Restricted cash	768,079
Other assets	5,173,692
Mortgage notes, term loans, and revolving credit facilities, net	(62,751,646)
Secured financings on investments in real estate debt	(4,846,780)
Subscriptions received in advance	(91,666)
Other liabilities	(3,827,025)
Accrued performance participation allocation	—
Management fee payable	(70,795)
Accrued stockholder servicing fees(1)	(17,705)
Non-controlling interests in joint ventures	(5,297,269)
Net asset value	$67,709,866
Number of outstanding shares/units	4,643,235
__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2023, the Company has accrued under GAAP $1.1 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2023 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$22,770,449	$39,699,580	$969,098	$2,350,687	$27,533	$1,892,519	$67,709,866
Number of outstanding shares/units	1,560,553	2,719,136	67,439	164,630	1,853	129,624	4,643,235
NAV Per Share/Unit as of May 31, 2023	$14.5913	$14.6001	$14.3700	$14.2786	$14.8593	$14.6001
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 721,146,176 shares of our common stock (consisting of 261,495,554 Class S Shares, 337,883,712 Class I Shares, 14,623,424 Class T Shares, and 107,143,486 Class D Shares) in the primary offering for total proceeds of $10.7 billion (including shares converted from operating partnership units by the Special Limited Partner) and (ii) 98,682,005 shares of our common stock (consisting of 42,687,955 Class S Shares, 43,321,614 Class I Shares, 2,234,410 Class T Shares, and 10,438,026 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $1.5 billion. As of June 30, 2023, our aggregate NAV was $67.8 billion. We intend to continue selling shares in the Offering on a monthly basis.